Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Predecessor												Successor
	Years Ended January 31,								Four Months Ended May 31, 2011		Three Months Ended April 30, 2011		Eight Months Ended January 31, 2012		Three Months Ended April 30, 2012
	2008		2009		2010		2011
Earnings:
Income (loss) before income taxes	$13,259		$26,468		$(2,149)		$4,989		$(50,818)		$1,721		$3,545		$3,213
Add: fixed charges	45,815		51,277		46,106		50,951		16,467		12,169		30,081		10,756

Total earnings (loss)	$59,074		$77,745		$43,957		$55,940		$(34,351)		$13,890		$33,626		$13,969

Fixed charges:
Interest expense	$45,499		$50,933		$45,747		$50,605		$16,349		$12,074		$29,889		$10,412
Rental expense interest factor	316		344		359		346		118		95		192		344

Total fixed charges (1)	$45,815		$51,277		$46,106		$50,951		$16,467		$12,169		$30,081		$10,756

Ratio of earnings to fixed charges	1.3	x	1.5	x	1.0	x	1.1	x	—	x	1.1	x	1.1	x	1.3	x

(1)	For the four months ended May 31, 2011, earnings were insufficient to cover fixed charges by approximately $50.8 million.